JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

email: jones@corplaw.net

Facsimile  770-804-0509

September 8, 2015

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:  Tara Harkins, Senior Accountant

RE:

Swordfish Financial, Inc. (“Swordfish”)

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Amendment 1 to Form 10-K for fiscal year ending December 31, 2014

Filed July 27, 2015

Form 10-Q for the quarterly period ending March 31, 2015 Filed August 10, 2015

Form 10-Q for the quarterly period ending June 30, 2015 Filed on August 18, 2015

SEC File No. 000-07475

[J&H File No. 3808.08]

Dear Mr. James:

This firm represents Swordfish Financial, Inc. which filed its annual report on Form 10-K on April 15, 2015 and which filed Amendment 1 to its Form 10-K on December 31, 2014, filed its Form 10-Q through the quarterly period ended March 31, 2015 on August 10, 2015 and filed its Form 10-Q on its quarterly period ended June 30, 2015on August 18, 2015.  Your office recently provided comments to the above referenced filings in your letter dated August 19, 2015 (“Comment Letter”).  At this time, we are submitting, on behalf of Swordfish, this letter in response to your comment letter and we are providing responses keyed to the paragraphs in the Comment Letter.  In addition, we are hereby providing appropriate supplemental information as necessary.  This letter will be filed as correspondence at the same time of the filing of the amended reports as listed above.

Accordingly, our responses are as follows:

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9 Controls and Procedures, Page 9 Evaluation of Controls and Procedures

United States Securities & Exchange Commission

August 24, 2015

1.

Item 9 has been amended to disclose the conclusions of the Company’s principal executives and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures.

Managements Annual Report on Internal Control over Financial Reporting

2.

Item 9 has been amended to provide management’s conclusion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.

10-Q for the Quarterly Period ended June 30, 2015 General

3.

The quarterly report for the period ending March 31, 2015 and the quarterly report for the period ending June 30, 2015, have been amended to include the required XBRL interactive data exhibits.

Unaudited Consolidated Statements of Cash Flows

4.

The statements have been amended to reflect the fact that they are for the six month period ended June 30, 2015 and 2014.

Item 4. Controls and Procedures, Page 15

5.

The item headed managements annual report on internal control over financial reporting has been removed from the 10-Q for the period ended March 31, 2015 and for the 10-Q for the period ended June 30, 2015 as unnecessary.

We trust that the comments contained herein are responsive to the issues raised in your Comment Letter.  We are simultaneously filing as correspondence a copy of this response to your Comment Letter, Swordfish’s representation letter, and redline copies of the Form 10-K and both Forms 10-Q, which have been marked show changes from the original filings.  If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone noted above.

Sincerely,

JONES & HALEY, P.C.

By: /s/ Richard Jones

       Richard W. Jones

United States Securities & Exchange Commission

August 24, 2015

RWJ:bas

cc:  William Westbrook